UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-52347

(Check One):

      . Form 10-K

      . Form 20-F

      . Form 11-K

      . Form 10-Q

      . Form 10-D

      . Form N-SAR

      . Form N-CSR

For Period Ended:

      .

Transition Report on Form 10-K

      .

Transition Report on Form 20-F

      .

Transition Report on Form 11-K

  X  .

Transition Report on Form 10-Q

      .

Transition Report on Form N-SAR

For the Transition Period Ended:  June 30, 2010

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:______________________________________________________________________________________

PART I -REGISTRANT INFORMATION

COMPASS ACQUISITION CORPORATION

Full Name of Registrant

No. 0620, Yongleyingshiwenhuanan Rd., Yongledian Town, Tongzhou District

Address of Principal Executive Office (Street and number)

Beijing, PR China
City, State and Zip Code

PART II-RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

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(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated

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 without unreasonable effort or expense;

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(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-

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F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or

  X  .

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before the 15th calendar day following the prescribed due date; or the subject quarterly

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report or transition report on Form 10-Q or subject distribution report on Form 10-D, or

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portion thereof, will be filed on or before the fifth calendar day following the prescribed

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due date; and

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(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

Due to events unforeseen by the Company, it is unable to complete its Transition Report on Form 10-Q for the period ended June 30, 2010 without an unreasonable effort and expense.

PART IV-OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification.

Kang Changmai	+86 10-62690288
(Name)	(Area Code)(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

  X  . Yes           . No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

  X  . Yes           . No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Effective May 24, 2010, the Company entered into a share exchange agreement with Tsing Da Century Education Technology Co. Ltd., a British Virgin Islands business company (“Tsingda Technology”) and its shareholders. As a result of the transaction, Tsingda Technology became a wholly owned subsidiary of Compass. Tsingda Technology, and affiliated entities, is a leading on-line and off-line provider of educational services throughout PRC. It has established the largest chain of education centers, known as “Tsingda Learning Centers.”

Tsingda Technology owns 100% of the issued and outstanding capital stock of Beijing Tsingda Century Management Consulting Ltd. (“Tsingda Management”), a wholly foreign owned enterprise incorporated under the laws of the People’s Republic of China (“PRC”).  On April 26, 2010, Tsingda Management entered into a series of contractual agreements with Beijing Tsingda Century Investment Consultant of Education Co. Ltd (“Tsingda Education”), a company incorporated under the laws of the PRC, and its shareholders, in which Tsingda Management assumed management of the business activities of Tsingda Education and has the right to appoint all executives and senior management and the members of the board of directors. Tsingda Education wholly owns Beijing Tsingda Century Network Technology Co. Ltd. (“Tsingda Network”) which was incorporated in the PRC on February 14, 2004.

Tsingda Education’s fiscal 2009 revenues increased approximately 101% from the prior year and pre-tax net income increased by approximately 79% from the prior year. The following table reflects the audited consolidated results for fiscal years ended December 31, 2009 and 2008, respectively.

	2009	2008
Revenue	$14,650,863	$7,301,733

Expenses
Selling	3,875,405	1,511,838
General and administrative	3,716,663	1,753,357
	7,592,068	3,265,195

Operating Income	7,058,795	4,036,538

Other Income (Expenses)
Other income	80,973	1,064
Other expenses	(19,638)	(1,956)
Financial expense	-	(34,439)
Total other income (expense)	61,335	(35,331)

Income Before Income Taxes	$7,120,130	$4,001,207

Prior to the Tsingda transaction, the Company was a “shell company” (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).

COMPASS ACQUISITION CORPORATION

(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

COMPASS ACQUISITION CORPORATION

Date: August 16, 2010	By:	/s/ Mr. Zhang Hui
Mr. Zhang Hui President and Chief Executive Officer

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